SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549


                         SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                     (Amendment No.  N/A)*


                      Thomas Nelson, Inc.
                     ---------------------
                        (Name of Issuer)


                     Class B Common Stock
                     --------------------
                (Title of Class of Securities)


                           640376208
                     --------------------
                        (CUSIP Number)



                        Joe L. Powers
          501 Nelson Place, Nashville, TN  37214-1000
                        (615) 889-9000
                     --------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notice and Communications)

                        January 1, 1999
                     ---------------------
    (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 640376208           13D                Page 2 of 5
==============================================================
     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joe L. Powers
     SSN ####-##-####
--------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
     Not applicable                               (a)  [    ]
                                                  (b)  [    ]
--------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------
     SOURCE OF FUNDS
4
     00/NA
--------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                      [    ]
--------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America
--------------------------------------------------------------

                         SOLE VOTING POWER
                    7    140,024 shares of Class B Common Stock

      NUMBER OF          -------------------------------------
       SHARES            SHARED VOTING POWER
    BENEFICIALLY    8    0
      OWNED BY
        EACH
      REPORTING          -------------------------------------
       PERSON            SOLE DISPOSITIVE POWER
        WITH        9    137,864 shares of Class B Common Stock

                         -------------------------------------
                         SHARED DISPOSITIVE POWER
                    10   2,160 shares of Class B Common Stock

--------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
11 140,024 shares of Class B Common Stock, consisting of 60,649 shares of Class B Common Stock held directly and options to purchase 79,375 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.
--------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
12   N/A                                             [    ]

--------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13   11.6% Class B Common Stock
--------------------------------------------------------------
     TYPE OF REPORTING PERSON

14   Individual
--------------------------------------------------------------



Date:    2/12/99                                Page 3 of 5
==============================================================

     Item 1.  Security and Issuer.

     This Schedule 13D relates to the Class B Common
Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a Tennessee corporation (the
"Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214-1000.

     Item 2.  Identity and Background.

     (a)  Joe L. Powers.

     (b)  501 Nelson Place, Nashville, Tennessee 37214-1000

     (c)  Executive Vice President and Secretary, Thomas Nelson,
          Inc., 501 Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e)  N/A

     (f)  United States.

     Item 3.  Source and Amount of Funds or Other
     Consideration.

     This Schedule 13D is filed to reflect Mr. Powers' beneficial ownership of Class B Common Stock of the Issuer, including beneficial ownership resulting from the vesting of certain stock options issued pursuant to the Issuer's
1992 Employee Stock Incentive Plan. These options will become exercisable on March 2, 1999 for the purchase of the following number of shares of either Common Stock or Class B Common Stock (at Mr. Powers' election) at the following exercise prices: 25,000 shares at $12.75 per Common share or $13.00 per Class B Common share and 25,000 shares at $16.09 per Common share or $16.25 per Class B Common share. These option grants were awarded by the Compensation Committee of the Board of Directors of the Issuer pursuant to the Issuer's 1992 Employee Stock Incentive Plan as long-term incentive compen-sation as set forth in the Issuer's Proxy Statement dated
July 10, 1998 for its Annual Meeting of Shareholders.

     Item 4.  Purpose of Transaction.

     The option grants vesting on March 2, 1999 are long-term incentive compensation. Mr. Powers holds shares of Class B Common Stock described herein for investment purposes and has no present plans or proposals that would result in or relate to any of the transactions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

     Item 5.  Interests in Securities of the Issuer.

     (a) Mr. Powers beneficially owns 11.8% (11.6% with sole dispositive power) of the Class B Common Stock of the Issuer, or 140,024 shares of Class B Common Stock, consisting of 60,649 shares of Class B Common Stock held directly and options to purchase 79,375 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.

     (b) Mr. Powers beneficially owns the following number of shares with:

          Class B Common Stock:
          ---------------------
          Sole Voting Power:  140,024 shares of Class B Common
                              Stock
          Shared Voting Power:  0
          Sole Dispositive Power:  137,864 shares of Class B
                              Common Stock
          Shared Dispositive Power:  2,160 shares of Class B
                              Common Stock

     Shared Dispositive Power: Mr. Powers shares dispositive power with respect to 2,160 shares of Class B Common Stock beneficially owned and held in the Thomas Nelson Employee
Stock Ownership Plan (the "ESOP"). The ESOP trustee is Merrill Lynch Trust Company of Florida (the "Trustee"), a Florida corporation whose principal business is investment and brokerage services. The address of the Trustee's principal office and its principal business is 50 North Laura Street, Suite 3650, Jacksonville, Florida, 32202. To Mr. Powers' knowledge, the Trustee has no disclosures pursuant to Item 2(d) and (e).

     (c)  N/A

     (d)  N/A

     (e)  N/A

     Item 6.  Contracts, Arrangements, Understandings, or
Relationships with Respect to Securities of the Issuer.

     Mr. Powers' beneficial ownership of the Issuer's
Class B Common Stock includes the right to acquire
9,375 shares and 70,000 shares of Common Stock or Class B Common Stock upon the exercise of options granted under the Issuer's 1986 Stock Incentive Plan and 1992 Employee Stock Incentive Plan, respectively. On March 2, 1998, Mr. Powers received a special grant under the 1992 Employee Stock Incentive Plan of options to purchase 50,000 shares of either Common Stock or Class B Common Stock (at his election) pursuant to a Stock Option Agreement dated March 2, 1998 (the "Stock Options"). The Stock Options vest and become exercisable on March 2, 1999. Shares may be purchased at the following exercise prices: 25,000 shares at $12.75 per Common share or $13.00 per Class B Common share and 25,000 shares at $16.09 per Common share or $16.25 per Class B Common share. The Stock Options expire on March 2, 2004.

     Item 7.  Material to be filed as Exhibits.

     Exhibit 1 Stock Option Agreement dated March 2, 1998, by and between Thomas Nelson, Inc. (Issuer) and Joe L. Powers (Grantee).



Date:    2/12/99                              Page 5 of 5
==============================================================


                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 BY:   /s/ Joe L. Powers
                                     -----------------------
                                         Joe L. Powers


Date:  February 12, 1999
     --------------------